WIN GLOBAL MARKETS, INC.
55 Igal Alon Street
Tel Aviv 67891, Israel

December 27, 2011

VIA EDGAR

Tom Kluck, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Win Global Markets, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 16, 2011
File No. 000-51255

Dear Mr. Kluck:

The purpose of this letter is to respond to the staff’s comment in your letter of December 22, 2011, with respect to the above-captioned filing (the “Filing”) of Win Global Markets, Inc. (the “Company”).  For ease of reference, our response is keyed to the staff’s comment (inserted in italicized font). We have also filed a revised preliminary proxy statement to include additional disclosure as discussed below.

General

1.
We note you are increasing the amount of authorized shares of common stock to provide additional shares to be used for various corporate purposes, as discussed on page 2 of your preliminary proxy statement. We further note, however, that you have already entered into an agreement to sell 12,500,000 million [sic] shares of common stock and a warrant to purchase an additional 6,250,000 shares of common stock. As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the securities to be issued pursuant to this agreement or tell us why it is not applicable. If you determine that certain disclosure requirements of Item 11 are not applicable, including the inclusion of financial statements per Item 11(e), please tell us the basis for such determination. Refer to Note A to Schedule 14A.

Response to Comment 1:

The preliminary proxy statement has been revised to include additional disclosure responsive to Item 11 of Schedule 14A with respect to the agreement to sell securities entered on December 4, 2011.

Mr. Tom Kluck

December 27, 2011

However, with respect to the inclusion of financial statements under Item 11(e) of Schedule 14A, the Company believes that such inclusion not required.  Item 11(e) refers to Item 13(a) of Schedule 14A.  In turn, Instruction 1 to Item 13 provides that notwithstanding the provisions of Item 13, any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.  Such instruction further specifically provides that the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.  The Company's proposed amendment to authorize the additional shares of common stock is not in connection with any of these events, nor does the Company otherwise believe the inclusion of financial statements in the proxy statement would otherwise provide investors with information meaningful to their voting decision.  The Company therefore believes that the information required by Item 11(e) and Item 13(a) is not material for the exercise of prudent judgment in regard to the matter to be acted upon in the shareholders meeting and therefore can be omitted.

*           *           *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Oded Har-Even at (212) 660-5002 or Paul D. Trumble at (617) 338-2429, both attorneys at ZAG/S&W LLP, if you have any questions or require additional information.

Respectfully, WIN GLOBAL MARKETS, INC.

By:	/s/ Shimon Citron
Shimon Citron
Chief Executive Officer

cc:	Oded Har-Even, Esq.
Paul D. Trumble, Esq.